Exhibit 99.1

AnPac Bio-Medical Science Granted Continued Listing by NASDAQ Hearing Panel, Subject to Meeting the Equity Rule on or before July 12, 2023

New York, NY, March 23, 2023 /PRNewswire/-- AnPac Bio-Medical Science Co., Ltd. (the “Company”) (NASDAQ: ANPC), a company with operations in the United States and China focused on early cancer screening and detection and plans to enter into the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, announced that on March 22, 2023, the Company has been notified by the Nasdaq Hearings Panel (“Panel”) of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company’s request for continued listing on The Capital Market has been granted, subject to the requirement that the Company demonstrate on or before July 12, 2023, its compliance with the shareholder equity requirement, as outlined in Listing Rule 5550(b)(1) (the “Equity Rule”). The Panel advised that July 12, 2023, represents the full extent of the Panel’s discretion to grant continued listing while the Company is non-compliant.

The Panel noted that the Company indicated that while it has already cured the shareholder equity deficiency, it plans to continue engaging in fund-raising activities throughout the year to maintain its shareholder equity value. The Panel also noted that the Company outlined its plan to reduce expenses and acquire a cash generating business in order to improve its financial position. The Panel indicated that it was willing to grant the exception despite the Company’s compliance history in light of its claim that it is currently in compliance with the shareholder equity rule and its stated plan to improve its financial condition through cost-cutting measures and acquisition of the food supply business. The Panel indicated that it believes the Company has articulated a reasonable plan and should be afforded time to implement this new strategy.

On January 13, 2023, the Company received a Staff determination letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to the Company’s failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, unless the Company timely requests a hearing before a Nasdaq Hearings Panel. The Company timely requested a hearing, which stayed any delisting or suspension action relating to the Company’s American Depositary Shares through the hearing, which took place in March.,

About AnPac Bio-Medical Science Co., Ltd.

AnPac Bio-Medical Science Co., Ltd. is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of June 30, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company intends to enter the business-to-business e-commerce food business with the formation of its wholly-owned subsidiary Fresh2 Technology Inc and the acquisition of Fresh2 Ecommerce Inc.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-917-609-0333 (U.S.)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules including maintain our listing on the Nasdaq Capital Market, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. A number of these risks along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, global supply chains and economic activity in general. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.